Exhibit 99.1

Weibo Provides Update on Status under Holding Foreign Companies Accountable Act

BEIJING, March 24, 2022 /PRNewswire/ -- Weibo Corporation ("Weibo" or the "Company") (Nasdaq: WB and HKEX: 9898), a leading social media platform in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the "HFCAA").

On March 23, 2022, in connection with its implementation of the HFCAA, the U.S. Securities and Exchange Commission (the "SEC") provisionally named the Company as a Commission-Identified Issuer, following the Company's filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the "2021 Form 20-F") with the SEC on March 10, 2022. The SEC estimated that 273 registrants might be identified under the Act as part of its review of registrants in calendar year 2020.

The identification is pursuant to the HFCAA, which states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years beginning in 2021, the SEC shall prohibit its shares or American depositary shares (the "ADSs") from being traded on a national securities exchange or in the over-the-counter trading market in the United States. The Company has previously disclosed that its independent auditor, the independent registered public accounting firm that issued the audit report included in its 2021 Form 20-F, is not currently subject to inspection by the PCAOB, hence the identification by the PCAOB is expected.

The Company's ADSs, each representing one Class A ordinary share, have been quoted on the Nasdaq Global Select Market system under the symbol "WB" since April 17, 2014. The Company's Class A ordinary shares have been listed on the Main Board of the Hong Kong Stock Exchange (the "HKEX") since December 8, 2021 under the stock code "9898." The Company's Class A ordinary shares listed on the HKEX and the Company's ADSs quoted on the Nasdaq are mutually fungible.

The Company will continue to monitor market developments and evaluate all strategic options.

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a "mobile first" philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo's expected financial performance and strategic and operational plans (as described, without limitation, in the "Business Outlook" section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission ("SEC"), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo's limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo's annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contacts
Investors Relations
Weibo Corporation
Tel: +86-10-5898-3336
Email:  ir@staff.weibo.com

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